Exhibit 99.1
NEWS RELEASE

RepliCel Life Sciences Announces Completion of the Final Injection in its
Tendon Repair Clinical Trial

Initial Safety and Clinical Efficacy Data from the RCT-01 Trial is Expected to be Available for
Analysis in December

VANCOUVER, BC – August 11, 2016 – RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSX.V: RP) (Frankfurt: P6P1), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that it has performed the final injection in its clinical trial of RCT-01 treating patients with chronic achilles tendinopathy. The last scheduled patient visit to collect treatment follow-up data will be in late November.

Clinical safety and 6-month efficacy data from the trial is expected to be un-blinded and made available for analysis and dissemination near year-end. Numerous measures of efficacy are being recorded in the post-injection follow-up of the patients including function and pain scores as well as ultrasound imaging of the treated tendon.

"This trial is a phase 1 safety trial designed to observe and measure certain signs of efficacy but not statistically powered for efficacy data.  What we are looking for is a convincing signal, in at least some of the treated patients, that the product has clinically relevant outcomes in terms of restoration of function, reduction of pain, and/or regeneration of the tendon structure as measured by ultrasound imaging," stated RepliCel's Chief Medical Officer, Dr. Rolf Hoffmann.

Data pertaining to the treatment's effects will inform and guide the Company's product development and clinical trial strategy not only for achilles tendinopathy but also for numerous other tendon repair applications including the treatment of jumper's knee, golfer's elbow, tennis elbow, and rotator cuff.

"We are confident the safety and preliminary efficacy data obtained by year-end will provide a signal of the product's potential to regenerate chronically injured tendons that have failed to respond to other treatments. This will allow our team to effectively plan the next-steps for this asset both clinically and commercially," said R. Lee Buckler, RepliCel's President & CEO.

"Positive safety data and a signal of efficacy from this trial will support the Company in moving forward with a next-phase trial in 2017 and may also carry with it an opportunity to enter into a licensing and/or co-development agreement with a larger partner," Buckler concluded.

RCT-01: Tendon Repair

RCT-01 is a proprietary cell-therapy product comprised of non-bulbar dermal sheath (NBDS) cells which are type 1 collagen-expressing fibroblasts derived from the hair follicle. The phase 1/2, single-centre trial currently ongoing in Vancouver, British Columbia, is investigating the use of RCT-01 as a treatment for chronically injured ankle (Achilles) tendons otherwise called Achilles tendinopathy or tendinosis.

RepliCel Life Sciences Inc.
News Release / 2

About RepliCel's NBDS Fibroblast Platform

RepliCel's NBDS fibroblast platform has the potential to address numerous indications where impaired tissue healing has been stalled due to a deficit of active fibroblast cells required for tissue remodeling and repair. RepliCel's proprietary  NBDS fibroblast cells, isolated from healthy hair follicles, are a rich source of fibroblasts unique in their high-level expression of the necessary proteins, such as Type I collagen, required to jump-start the stalled healing cycle. The company is developing a series of products from this platform that have the potential to address large commercial markets in the areas of musculoskeletal and skin-related conditions. To learn more about RepliCel's RCT-01 treatment for chronic tendinosis please watch our video: www.youtube.com/watch?t=23&v=kaa0hiJyeV4

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries.

All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. The Company has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements regarding the Company's ability to move forward with a next phase trial in 2017and enter into a licensing and/or co-development agreement with a larger partner. Such forward-looking statements and information are based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: failure to obtain CE mark clearance or necessary regulatory approvals; delays enrolling clinical trial participants; negative results from the Company's trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

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